U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-QSB  [ ]Form N-SAR

For period Ended: March 31, 2002

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended: N/A

                              PART I
                      REGISTRANT INFORMATION

Full Name of Registrant:  INDUSTRIES INTERNATIONAL, INCORPORATED
Commission File Number:   0-32053
Address of Principal Executive Office:   1236 Wigwam Street,
City, State and Zip Code:                Mesquite, Nevada 89207

                             PART II
                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form 1-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III
                            NARRATIVE

     Management has been unable to obtain certain information necessary to complete the financials statements for the first quarter within such time period as to allow the timely filing of this quarterly report.


                             PART IV
                        OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:
       William Roberts                   801- 567-0111 ext 6315
       ------------------------          ----------------------
       (Name)                            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No

INDUSTRIES INTERNATIONAL, INC., Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.



                                          /s/ William Roberts
Date: May 14, 2002                  By:________________________________
                                            William Roberts
                                            Secretary Treasurer